John Hancock Life Insurance Company (U.S.A.) A Stock Company

SUPPLEMENTARY BENEFIT

CRITICAL ILLNESS BENEFIT RIDER

THIS IS A LIMITED BENEFIT RIDER – PLEASE READ IT CAREFULLY.

This is an individual critical illness benefit insurance rider that provides for a one-time lump sum benefit amount if the Life Insured is Initially Diagnosed with a Critical Illness while this Rider is In Force, subject to all Policy and Rider provisions.

This Rider is part of your Policy to which it is attached. This Rider is subject to all the provisions of your Policy. The Rider Effective Date, the Rider Expiration Date and the Rider Charge for this Rider are shown in the Policy Specifications. This Rider has no cash value.

THIRTY-DAY FREE LOOK

If you are not completely satisfied with this Rider for any reason, you may return it within 30 days from the date you receive it. To return this Rider, mail or deliver it to: the agent who sold it to you, our Service Office, or the agency office through which it was delivered. We will then reverse any charges applicable to this Rider and this Rider will be treated as if it had never been issued.

NOTICE TO BUYER

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THIS CRITICAL ILLNESS BENEFIT RIDER PROVIDES LIMITED BENEFITS. BENEFITS PROVIDED UNDER THIS RIDER DO NOT PROVIDE OR PAY FOR THE COST OF MEDICAL CARE AND ARE SUPPLEMENTAL TO HEALTH INSURANCE WHICH DOES PAY FOR SUCH COSTS. THIS RIDER IS NOT A SUBSTITUTE FOR HEALTH INSURANCE COVERAGE.

•	The benefits provided by this Rider cannot be coordinated with benefits provided by other coverage. Please review the benefits provided by this Rider carefully to avoid duplication of coverage.

•	Please read this Rider carefully along with the outline of coverage. We suggest you carefully review all benefit limitations. THIS IS NOT MEDICARE SUPPLEMENT COVERAGE.

CAUTION

The issuance of this Rider is based upon our issuance of the Policy and the responses to the questions on the application for this Rider and the Policy. A copy of the application and any supplemental application(s) for the Policy and this Rider are attached to the Policy. If the answers are incomplete, untrue, or not correctly recorded, we have the right to deny benefits or rescind this Rider subject to the provisions of this Rider and the Policy. The best time to clear up any questions is now, before a claim arises. Contact the Company by writing to us: [John Hancock Life Insurance Company (U.S.A.), 197 Clarendon Street, Boston MA 02116-5010, or calling us: 1-800-387-2747.]

IMPORTANT NOTICE REGARDING FEDERAL INCOME TAX LAW AND THE CRITICAL ILLNESS BENEFIT

Please refer to the Policy for the Federal Income Tax implications of the life insurance benefits found in the Policy. Monthly Rider Charges, when deducted from the Policy Value, constitute distributions from the Policy Value and are subject to the same income tax rules that apply to any other distribution. The purchase of and/or payment of any Critical Illness Benefit may have Federal Income Tax implications for you or the Life Insured. You are advised to consult with a qualified tax professional or attorney to determine any such tax impact.

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GUARANTEED RENEWABLE

This Rider is guaranteed renewable. This means that as long as the Policy and Rider remain In Force subject to the Grace Period provision found in the Policy, the Rider will continue until the earliest of the dates described in the provision Termination of this Rider found in GENERAL PROVISIONS. The Rider Charge is not guaranteed to remain unchanged. We have a limited right to increase the Rider Charge. However, in no event will the Current Monthly Rider Charge Rate ever exceed the Maximum Monthly Rider Charge Rate shown in the Policy Specifications. Any change to the Current Monthly Rider Charge Rate: must apply to all similar critical illness benefit riders issued in the Jurisdiction of Issue to individuals in the same class on this rider form; and be accepted by the insurance department of the Jurisdiction of Issue. This means we cannot single the Life Insured out for an increase because: of their advancing age, declining health, claim status; or for any other reason related solely to the Life Insured. We will not change the Current Monthly Rider Charge Rate more frequently than once in any 12-month period. We cannot change the provisions of this Rider without your consent. To continue this Rider, the Rider Charge must be paid when due.

CRITICAL ILLNESS BENEFIT

We will pay the Critical Illness Benefit Amount if all of the following conditions are met:

•	the Life Insured is Initially Diagnosed with a Critical Illness after;

•	the Rider Effective Date; and

•	the Waiting Period has been satisfied;

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the Initial Diagnosis of the Critical Illness is made by an appropriate Physician except as noted in the definition of Critical Illness below where the Initial Diagnosis is required by the named specialist relevant to the Critical Illness condition; and

•	we are provided with due Proof of Loss.

No benefits are payable for conditions other than the specified Critical Illnesses defined in this Rider. This Rider will not cover any Critical Illness Initially Diagnosed prior to the Rider Effective Date.

The Critical Illness Benefit Amount is shown in the Policy Specifications. The Critical Illness Benefit Amount may be reduced after issue if your Total Face Amount is reduced as described in the provision captioned Impact of Face Amount Changes on the Critical Illness Benefit Amount. In addition, the Critical Illness Benefit Amount will never exceed the Critical Illness Benefit Cap shown in the Policy Specifications. The Critical Illness Benefit Amount will be paid in a lump sum on a one-time basis to you. Once the Critical Illness Benefit has been paid, this Rider will terminate.

WAITING PERIOD

The Waiting Period is the 30-calendar day period that needs to be satisfied prior to the Initial Diagnosis of a Critical Illness. The Waiting Period begins on the Rider Effective Date and ends after 30-calendar days.

No Critical Illness Benefit Amount will be paid if the Life Insured is Initially Diagnosed with a Critical Illness during the Waiting Period. In such event, you may elect to terminate this Rider.

•	If you elect to terminate this Rider you must provide us with written notification of such request. The Rider Charge will be reversed as of the Rider Effective Date.

•	If you elect to keep this Rider In Force, the Rider Charge must continue to be paid. In addition, please note that:

•	the Critical Illness Benefit Amount will never be payable for the Life Insured’s Critical Illness Initially Diagnosed during the Waiting Period; however,

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the Critical Illness Benefit Amount will be available in the event the Life Insured is Initially Diagnosed with one of the remaining specified Critical Illnesses defined in this Rider and all applicable Policy and Rider conditions are met.

In the event this Rider is reinstated, a new Waiting Period will be established. In such instance, the Waiting Period will begin on the date of reinstatement and end 30-calendar days after the date of such reinstatement.

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DEFINITIONS

Listed below are terms that have specific meanings for this Rider. Terms not listed below may be defined in the body of this Rider or in the Policy to which this Rider is attached.

Critical Illness means one of the seven illnesses or conditions listed below for which an Initial Diagnosis is made by a Physician or a specialist expert in the medical field diagnosing the specific Critical Illness described below.

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Cancer means a definite Initial Diagnosis of a tumor characterized by the uncontrolled growth and spread of malignant cells and the invasion of tissue. Types of cancer include: carcinoma; melanoma; leukemia; lymphoma; and sarcoma. The Initial Diagnosis of Cancer must be made by a Physician who is a board- certified oncologist. Such Initial Diagnosis must be made pursuant to a Pathological or Clinical Diagnosis.

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A Pathological Diagnosis must be based on a microscopic study of fixed tissue or preparations from the hemic (blood) system. This type of diagnosis must be done by a certified pathologist, whose diagnosis of malignancy is in keeping with the standards set up by the American Board of Pathology.

•	A Clinical Diagnosis of Cancer must be based on the study of symptoms and medical evidence which supports the Initial Diagnosis of Cancer.

The following are not deemed to be within the meaning of “Cancer” for purposes of this Rider:

•	lesions described as benign, pre-malignant, uncertain, borderline, non-invasive, carcinoma in-situ (Tis), or tumors classified as Ta (noninvasive tumors of the bladder);

•	malignant melanoma skin cancer that is less than or equal to 1.0 mm in thickness, unless it is ulcerated or is accompanied by lymph node or distant metastasis;

•	any non-melanoma skin cancer, without lymph node or distant metastasis;

•	prostate cancer classified as T1a or T1b, without lymph node or distant metastasis; or

•	papillary thyroid cancer or follicular thyroid cancer, or both, that is less than or equal to 2.0 cm in greatest diameter and classified as T1, without lymph node or distant metastasis.

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Coronary Artery Bypass Grafting means heart surgery determined to be Medically Necessary by a Physician who is a board-certified cardiologist to correct narrowing or blockage of one or more coronary arteries with bypass graft(s). For purposes of Coronary Artery Bypass Grafting, Initial Diagnosis/Initially Diagnosed means the date this surgery is performed.

The following are not deemed to be within the meaning of Coronary Artery Bypass Grafting for purposes of this Rider: angioplasty; intra-arterial procedures; percutaneous trans-catheter procedures; or non-surgical procedures.

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Heart Attack means a definite Initial Diagnosis of the death of heart muscle due to obstruction of blood flow to the coronary arteries, that results in a rise and fall of biochemical cardiac markers to levels considered diagnostic of myocardial infarction, with at least one of the following:

•	new electrocardiogram (ECG) changes consistent with a heart attack; or

•	development of new Q waves during or immediately following an intra-arterial cardiac procedure including, but not limited to, coronary angiography and coronary angioplasty.

The Initial Diagnosis of Heart Attack must be made by a Physician who is a board-certified cardiologist.

The following are not deemed to be within the meaning of Heart Attack for purposes of this Rider:

•	elevated biochemical cardiac markers as a result of an intra-arterial cardiac procedure including, but not limited to, coronary angiography and coronary angioplasty, in the absence of new Q waves;

•	ECG changes suggesting a prior myocardial infarction, which do not meet the definition of Heart Attack described above; or

•	elevated biochemical cardiac markers are a result of coronary angioplasty and there are no associated findings of new Q waves.

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DEFINITIONS (continued)

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Kidney Failure means a definite Initial Diagnosis of chronic irreversible failure of both kidneys to function, as a result of which regular hemodialysis, peritoneal dialysis or renal transplantation is initiated. The Initial Diagnosis of Kidney Failure must be made by a Physician.

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Major Organ Failure means a definite Initial Diagnosis of the irreversible failure of the heart, both lungs, liver, both kidneys or bone marrow, and transplantation must be Medically Necessary. To qualify as Major Organ Failure (on transplant waiting list), the Life Insured must become enrolled as the recipient in a recognized transplant center in the United States that performs the required form of transplant surgery. The Initial Diagnosis of the Major Organ Failure must be made by a Physician.

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Paralysis means a definite Initial Diagnosis of the total loss of muscle function of two or more limbs as a result of injury or disease to the nerve supply of those limbs, for a period of at least 90 days following the precipitating event. The Initial Diagnosis of Paralysis must be made by a Physician who is a board-certified neurologist.

•	Stroke means a definite Initial Diagnosis of an acute cerebrovascular event caused by intracranial thrombosis or hemorrhage, or embolism from an extra-cranial source, with:

•	acute onset of new neurological symptoms; and

•	new objective neurological deficits on clinical examination, persisting for more than 30 days following the date of Initial Diagnosis.

These new symptoms and deficits must be confirmed by diagnostic imaging testing consistent with an acute stroke. The Initial Diagnosis of Stroke must be made by a Physician who is a board-certified neurologist.

The following are not deemed to be within the meaning of Stroke for purposes of this Rider:

•	transient ischemic attacks / transient global amnesia;

•	intracerebral vascular events due to trauma;

•	chronic cerebrovascular insufficiency;

•	reversible ischemic neurological deficits; or

•	lacunar infarcts which do not meet the definition of stroke as described above.

Initial Diagnosis/Initially Diagnosed means a first time ever positive diagnosis of a Critical Illness of the Life Insured during the Life Insured’s lifetime.

Medically Necessary means health care services, treatment or procedures that a Physician, exercising prudent clinical judgment, would provide to a patient for the purpose of evaluating, diagnosing or treating an illness, injury, disease or its symptoms, and that are:

•	in accordance with the generally accepted standards of medical practice;

•	clinically appropriate, in terms of type, frequency, extent, site and duration, and considered effective for the patient’s illness, injury or disease; and

•	not primarily for the convenience of the patient or Physician, or another Physician.

For these purposes, “generally accepted standards of medical practice” means:

•	standards that are based on credible scientific evidence published in peer-reviewed, medical literature generally recognized by the relevant medical community;

•	Physician Specialty Society recommendations;

•	the views of Physicians practicing in the relevant clinical area; and

•	any other relevant factors.

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DEFINITIONS (continued)

Physician. Any person licensed in the United States of America as a Medical Doctor (M.D.) or Doctor of Osteopathy (D.O.) practicing within the scope of his or her license issued by the jurisdiction in which the Initial Diagnosis is rendered.

A Physician cannot be: the Owner; the Life Insured: anyone related to the Owner and/or Life Insured by blood or marriage; a business or professional partner of the Owner and/or Life Insured; or any person who has a financial affiliation or a business interest with the Owner and/or Life Insured.

EXCEPTIONS AND LIMITATIONS

We will not pay the Critical Illness Benefit Amount if the Life Insured’s Initially Diagnosed Critical Illness is caused by, results from, or occurs during:

•	intentionally self-inflicted injuries;

•	suicide, or any attempt at suicide, while sane or insane;

•	war (declared or undeclared) or any act of war, or service in any of the armed forces or auxiliary units;

•	participation in the commission or attempted commission of a felony, riot, or insurrection;

•	intoxication or being under the influence of alcohol, drugs or any narcotic (including overdose) unless administered on, and taken in accordance with, the instructions of a Physician; or

•	alcohol abuse, alcoholism or drug addiction.

The Critical Illness Benefit Amount will not be available or payable for any Critical Illness of the Life Insured Initially Diagnosed outside the 50 United States and the District of Columbia, unless: the Initial Diagnosis is confirmed in the United States, in which case the Critical Illness will be deemed to occur on the date the Initial Diagnosis is made outside the United States; and all of the applicable Policy and Rider conditions are met.

IMPACT OF FACE AMOUNT CHANGES ON THE CRITICAL ILLNESS BENEFIT AMOUNT

Any reduction in Total Face Amount regardless of the cause will result in a recalculation of Critical Illness Benefit Amount. If there is a reduction in the Total Face Amount, the new Critical Illness Benefit Amount is equal to the lesser of (a) and (b), where:

(a)	is the Critical Illness Benefit Percent shown in the Policy Specifications multiplied by the Total Face Amount immediately after reduction in the Total Face Amount; and

(b)	is the Critical Illness Benefit Amount immediately before the reduction in Total Face Amount.

Decreases in the Critical Illness Benefit Amount, without changes to the Total Face Amount, are not available.

The lapse of the Supplemental Face Amount if applicable is considered a reduction in the Total Face Amount for purposes of this Rider. The payment of any Accelerated Benefit is not considered a reduction in the Total Face Amount for the purposes of this Rider.

Any increases to the Total Face Amount will not result in a recalculation of the Critical Illness Benefit Amount.

Increases to the Critical Illness Benefit Amount are not available.

LOANS AND WITHDRAWALS

Loans and/or withdrawals on the Critical Illness Benefit Amount are not allowed.

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CLAIMS

Notice of Claim

Written notice of a claim for the Critical Illness Benefit must be given to us. You can provide us with notice by mailing it to our Service Office or by calling us. The mailing address for our Service Office is: [John Hancock Life Insurance Company (U.S.A.), Life Post Issue – Claims, John Hancock, PO BOX 55979, Boston MA 02205] and our telephone number is: [1-800-387-2747]. The notice must be received by us within 45 days of the date the Life Insured’s Critical Illness is Initially Diagnosed.

Claim Forms

We will provide you with written acknowledgement of your notification of intent to file a claim, instructions, and the necessary forms for filing a claim. Such information will be provided within 15 days of our receiving your notice of intent to file a claim. If 15 days have elapsed and we have not provided you with the necessary claim forms, you can provide written proof that satisfies the Proof of Loss requirements. You must file your Proof of Loss with our Service Office.

Proof of Loss

Proof of Loss means detailed written documentation acceptable to us which describes and confirms the Life Insured’s Initial Diagnosis of a Critical Illness. Proof of Loss includes: a completed claim form, if applicable, and documentation furnished by a Physician or the Initially Diagnosing specialist relevant to the applicable Critical Illness and supported by one or more of the following: clinical, radiological, histological, pathological and/or laboratory evidence of the specified Critical Illness.

Written Proof of Loss must be filed within 6 months of the Initial Diagnosis of the Life Insured’s Critical Illness or as soon thereafter as is reasonably possible. Your claim for the Critical Illness Benefit will be denied for failure to provide Proof of Loss unless it is provided to us within one year from the date the Life Insured is Initially Diagnosed with a Critical Illness. We will waive this limitation if you provide us with satisfactory proof that you are legally incapacitated or otherwise incapable of providing us with Proof of Loss.

We have the right to require additional written proof to verify the Initial Diagnosis. During the process of reviewing your claim, we may consult with the Life Insured’s primary care Physician and/or other medical professional.

At your own expense, you must obtain and submit all required documentation in English.

You may provide us with Proof of Loss by mailing or faxing originals or copies of the required documentation.

Time of Payment of Claim

We will make an objective review of all the information we receive. We will send claim payment no later than 30 days after we receive notice of claim and satisfactory Proof of Loss, provided that all Rider and Policy requirements have been satisfied.

As a reminder, in order for us to process your claim, we will need your assistance. You have a responsibility to comply with all applicable Rider and Policy provisions, provide us with requested information and comply with our requests in a timely manner. If you refuse to provide requested information or if the Life Insured refuses to undergo any requested assessment, interview or exam, we will be unable to process your claim and therefore, we will not be liable for the payment of the Critical Illness Benefit Amount under this Rider.

Payment of Claim

All benefits payable under this Rider are payable to you, subject to the ownership provisions on the Policy at the time of claim. We will be fully discharged of our obligations to the extent any payment under this Rider is made in good faith.

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CLAIMS (continued)

Good Health and Wellness Programs Access

From time to time, we may provide you and/or the Life Insured (directly or through a vendor) access to information, offers, discounts, services or programs which are designed to promote good health and/or help maintain wellness. Information may be provided to you and/or the Life Insured through written, website or other mediums. The decision to access any information or service or participate in any program is completely voluntary. In addition, the decision to access any information or program will not reduce any Policy or Rider benefits.

There may be an additional cost associated with accessing certain services or programs. Any such cost is yours or the Life Insured’s responsibility and is not covered or payable under the Policy or this Rider. Also, please note that any discounted fees charged by a program or provider may not be the least expensive fees available. We do not endorse, sponsor or guarantee the quality of a program or provider, or the care or services provided by such provider. It is yours or the Life Insured’s responsibility to choose a program or provider who will best meet your respective needs.

Our Right to Require Medical Exams and Reports

We have the right to:

•	require a medical assessment, evaluation and/or exam of the Life Insured as often as it may be reasonably required while a claim is pending; and

•	request an autopsy report if necessary to adjudicate a claim where allowable by law.

We will pay for any assessment, evaluation, or exam that we request.

GENERAL PROVISIONS

Rider Charge

There is a monthly Rider Charge for this Rider which is deducted from the Policy Value. If your Policy contains a Death Benefit Protection provision or a Persistency Credit provision, the Rider Charge is also deducted from the Death Benefit Protection Value and the Persistency Measure, as applicable. If your Policy contains a Cumulative Guarantee provision, the Rider Charge is also deducted from the Policy Value under this provision. The Rider Charge is shown in Policy Specifications. In no event, will the Rider Charge ever exceed the Maximum Monthly Rider Charge Rate shown in the Policy Specifications.

Grace Period

The Grace Period provision of the Policy shall also apply to this Rider. During the Grace Period, this Rider will stay in effect.

Reinstatement of this Rider

If your Policy and this Rider terminate at the end of a Grace Period in which you did not make the Default Payment, you may apply for reinstatement of your Policy and this Rider in accordance with the Reinstatement provisions of your Policy. Reinstatement will be subject to the satisfaction of our underwriting requirements (including but not limited to any applicable age restrictions for the Life Insured), and payment of any required premium. A reinstated Rider will only pay the Critical Illness Benefit Amount if after the date of reinstatement and the reinstated Waiting Period has been satisfied: the Life Insured is Initially Diagnosed with a Critical Illness; and all of the conditions in the Critical Illness Benefit provision are met. Please note that the Policy may be reinstated while reinstatement of the Rider may be declined. If the Rider is reinstated, the reinstated Rider will not provide a Critical Illness Benefit during the period from the end of the Grace Period through the date of reinstatement. In addition, a new Waiting Period will be established as of the effective date of the Rider’s reinstatement and will continue for 30 days after such date. This Waiting Period must be satisfied prior to any Initial Diagnosis of a Critical Illness.

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GENERAL PROVISIONS (continued)

Incontestability

After this Rider has been in effect for two years, it is incontestable except for relevant facts relating to the Life Insured’s health that were knowingly and intentionally misrepresented. The contestability period for this Rider begins on the Rider Effective Date. In the case of reinstatement of this Rider requiring Evidence of Insurability, the contestable period shall be two years and begins on the effective date of such reinstatement of this Rider.

Any Initial Diagnosis of a Critical Illness which occurs within two years of the Rider Effective Date or within two years of the reinstatement date of this Rider will fall within the contestable period even if reported after the expiration of the contestable period.

Legal Action

Your right to bring suit against us to recover on this Rider begins 60 days after you have provided us with the required Proof of Loss and ends 4 years from the date the Proof of Loss was given to us. If any part of this provision is in conflict with the applicable law and/or regulation of the state where the Policy is issued, this provision shall be administered in accordance with such applicable state law or regulation.

Discontinuation of this Rider

You may make a Written Request to discontinue this Rider at any time. The Rider coverage and Rider Charge will cease on the Processing Date following the date we approve the request for Rider discontinuation. This Rider cannot be reinstated after discontinuation.

Termination of this Rider

When this Rider terminates, no further Rider Charge will be due and no Critical Illness Benefit will be available. This Rider will terminate on the earlier of the following events:

•	the exchange or termination of the Policy;

•	your request to discontinue this Rider;

•	the payment of the Critical Illness Benefit Amount;

•	the Rider Expiration Date shown in the Policy Specifications; or

•	the Life Insured dies.

The Contract

This Rider, along with the written application and any supplemental applications for the Policy and this Rider, are attached to and made part of your Policy, along with any other riders and endorsements and constitutes the entire contract between you and us. Should any provisions in the Policy conflict with this Rider, the provisions of this Rider will prevail.

No change in the Policy or this Rider will be effective until approved by our President or Secretary. This approval must be noted on or attached to the Policy. No agent may change the Policy or this Rider or waive any of the provisions.

Signed for the Company by:

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